Liquid Media Group Reports First Quarter Fiscal Year 2022 Financial Results

Q1 FY 2022 Revenue of $577,689, Growth of $567,807 over Prior Year Q1

Cash Position of $3.57M + Additional $451K in Receivables

Vancouver, British Columbia – April 22, 2022 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (NASDAQ: YVR), a business solutions company empowering independent producers and content creators from inception through monetization, today reported financial results for its first quarter of fiscal year (FY) 2022, ended February 28, 2022. All amounts are stated in US dollars unless otherwise indicated.

Highlights:

●Sales for the first quarter of FY 2022 were $577,689, up $567,807 from the comparable quarter of FY 2021.

●Gross profit for the first quarter was $39,276, an improvement of $167,228 from the 2021 first-quarter gross profit (loss) of ($127,981).

●Increases in sales and first-quarter gross profit resulted primarily from the acquisitions of iNDIEFLIX Group Inc. (“iNDIEFLIX”) on September 21, 2021 and iGEMStv, Inc. (“iGEMStv”) on December 14, 2021, respectively. Operations and results for iNDIEFLIX and iGEMStv were included in Liquid Media’s consolidated financial results from their respective closing dates.

●Net loss for the first quarter was ($870,720) or ($0.05) per share compared to a loss of ($1,518,143) or ($0.14) per share for the comparable quarter of FY 2021.

●Liquid had cash of $3,574,605 and $450,775 in receivables as of February 28, 2022.

“Liquid is thrilled by the significant revenue growth we have achieved through our acquisition strategy, which continues to increase the value that our four-stage, inception-to-monetization solution engine is offering for independent creators,” said Ron Thomson, CEO of Liquid Media.

“We see this positive growth continuing to build in the year ahead, as Digital Cinema United and others join the group, driving further momentum.”

Recent corporate highlights that contributed to Liquid’s strong revenue performance in the fiscal first quarter and/or have been catalysts for the Company’s progress include:

●On February 11, 2022, Liquid announced the signing of a definitive agreement to acquire DCU, which provides content supply chain technology and services supporting independent IP owners, producers, sales agents, alternative content distributors, downstream media platforms and studios. The DCU acquisition was subsequently completed on March 7, 2022.

●On January 21, 2022, Liquid announced the first online public access to the iNDIEFLIX documentary film “Angst,” which raises awareness and opens up the conversation around anxiety. It was previously shown only in community screenings to benefit over two million people worldwide. Streaming was hosted exclusively on the blockchain via Eluvio and it incorporated an NFT collection for social good.

●On January 5, 2022, Liquid launched its blockchain framework during the 2022 Sundance Film Festival, the largest and most prestigious annual independent film festival in the United States. This included an iNDIEFLIX film streaming of “Angst,” hosted on the Eluvio Content Fabric with associated community NFTs.

●On December 7, 2021, Liquid announced the Company’s professional blockchain approach in development with Eluvio. The framework is designed to enable the benefits of blockchain, including owner-controlled distribution and monetization opportunities, for independent creators. It also leverages tokenization and NFTs as value-adds for filmmakers across the content lifecycle.

“Liquid’s continued progress and revenue growth is beginning to show investors what our innovative business engine, strategic partnerships and growth-by-acquisition strategy are capable of representing in terms of increased shareholder value,” said Thomson. “We believe the global entertainment industry will continue to recognize the substantial benefits we create for independents, which generates a substantial opportunity to inject further value for the Company and its shareholders. Liquid looks forward to building on these successes as we move forward in demonstrating longevity in our approach to the industry and investor community.”

This earnings release and financial information for the quarter ended February 28, 2022 should be read in conjunction with the Company’s Interim Consolidated Financial Statements and

accompanying Management’s Discussion and Analysis document, which will be filed on SEDAR and EDGAR.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Liquid’s blockchain framework, developed with Eluvio, enables independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, sell merchandise and other special access experiences, and broadcast directly to global audiences on their own terms.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

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Adam Bello

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Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events, including but not limited to statements such that Liquid will be able to deliver its end-to-end solution to IP creators and to enable independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, sell merchandise and other special access experiences, and broadcast directly to global audiences. These statements should not be read as guarantees of future performance or results. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com and annual report on Form 20-F as well as other reports filed with the SEC at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.